UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

July 14, 2026

Date of Report (Date of earliest event reported)

Archimedes Tech SPAC Partners II Co.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-42514	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2093 Philadelphia Pike #1968 Claymont, DE	19703
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (725) 312-2430

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, par value $0.0001 per share, and one-half of one redeemable Warrant	ATIIU	The Nasdaq Stock Market LLC
Ordinary Shares	ATII	The Nasdaq Stock Market LLC
Warrants	ATIIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02. Unregistered Sales of Equity Securities

The information disclosed under Item 8.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein. The shares of Pubco Common Stock (as defined below) issuable in connection with the PIPE Financing (as defined below) will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 8.01. Other Events.

As previously disclosed by Archimedes Tech SPAC Partners II Co., a Cayman Islands exempted company (“ATII”), in its Current Report on Form 8-K filed on April 20, 2026 with the U.S. Securities and Exchange Commission (the “SEC”), on April 20, 2026, ATII, ATII Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of ATII (“Pubco”), ATII Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of ATII (“Merger Sub I”), ATII Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of ATII (“Merger Sub II”) and Forge Nano, Inc., a Delaware corporation (“Forge Nano”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) relating to the proposed business combination by and among the parties thereto (the transactions contemplated under the Merger Agreement, collectively, the “proposed business combination”).

On July 14, 2026, Forge Nano issued a press release announcing that Pubco, Forge Nano and ATII (solely with respect to limited provisions therein) have entered into subscription agreements (each, a “Subscription Agreement,” and the transactions contemplated under the Subscription Agreements, collectively, the “PIPE Financing”) with certain investors (the “PIPE Investors”), pursuant to which Pubco will, substantially concurrently with, and contingent upon, the consummation of the proposed business combination, sell to the PIPE Investors an aggregate of 2,300,000 shares of the common stock, par value $0.0001 per share, of Pubco (each, a share of “Pubco Common Stock,” and the Pubco Common Stock issuable pursuant to the PIPE Financing, the “PIPE Shares”), in a private placement for a purchase price of $10.00 per PIPE Share. The PIPE Financing is expected to close in conjunction with the closing of the proposed business combination and generate gross proceeds of approximately $23,000,000. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

The closing of the PIPE Financing (the “PIPE Closing”) is conditioned upon, among other things, (i) the substantially concurrent closing of the proposed business combination and (ii) the accuracy of all representations and warranties of Pubco and Forge Nano in the Subscription Agreements (subject to certain bring-down standards). The Subscription Agreements contain customary representations, warranties and agreements by Pubco, Forge Nano and the PIPE Investors, additional customary conditions to closing, indemnification obligations of Pubco, including for liabilities arising under the Securities Act, other obligations of the parties, and termination provisions.

Pubco has agreed that within thirty (30) days of the date of the closing of the proposed business combination (the “Closing Date”), Pubco will file (at its sole cost and expense) with the SEC a registration statement on Form S-3 or Form S-1 or any similar or successor long form registration statement (the “PIPE Registration Statement”) registering the resale of the Registrable Securities (as defined in the Subscription Agreements), and will use its commercially reasonable efforts to have such PIPE Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days following the Closing Date (or ninety (90) calendar days following the Closing Date if the SEC notifies Pubco that it will “review” such PIPE Registration Statement) and (ii) five (5) business days after Pubco is notified by the SEC that such PIPE Registration Statement will not be “reviewed” or will not be subject to further review, subject to customary exceptions. Pursuant to the Subscription Agreements, Pubco will cause such PIPE Registration Statement to remain effective until the earliest of: (i) such time as when all of each PIPE Investor’s securities included therein cease to be Registrable Securities, (ii) such time as when all of such PIPE Investor’s Registrable Securities included in such PIPE Registration Statement have actually been sold and (iii) three (3) years from the Closing Date.

The Subscription Agreements also provide that if, during the twelve (12)-month period following the Closing Date, Pubco issues shares of Pubco Common Stock (other than certain Exempt Issuances (as defined in the Subscription Agreements) which include, among other exemptions, issuances to certain specified investors in an aggregate amount up to $60,000,000), on terms that, in each PIPE Investor’s good faith determination, are more favorable in any material respect than those provided to such PIPE Investor in the PIPE Financing (such terms, the “PIPE Financing Terms”), then Pubco shall be obligated to adjust the PIPE Financing Terms so that the PIPE Financing Terms are no less favorable than the terms of such subsequent issuance(s).

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Subscription Agreements, a copy of the form of which is filed as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

Important Information and Where to Find It

Additional information about the proposed business combination, including a copy of the Merger Agreement, has been filed by ATII in a Current Report on Form 8-K with the SEC. In connection with the proposed business combination, Pubco and Forge Nano have filed documents with the SEC, including a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a proxy statement of ATII and a prospectus of Pubco, relating to the proposed business combination. After the SEC declares the Registration Statement effective, the Registration Statement will be mailed to ATII’s shareholders in connection with the proposed business combination. This Current Report on Form 8-K is not a substitute for the proxy statement/prospectus contained in the Registration Statement or any other document that may be filed by Pubco with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Any vote in respect of resolutions to be proposed at ATII’s extraordinary general meeting to approve the proposed business combination or other responses in relation to the related proposed transactions should be made only on the basis of the information contained in the Registration Statement. Investors and security holders may obtain free copies of these documents (as they become available) and other related documents filed with the SEC at the SEC’s website at www.sec.gov or by directing a request to: Archimedes Tech SPAC Partners II Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703.

Participants in the Solicitation

Each of ATII, Pubco, Forge Nano and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from shareholders of ATII in favor of the proposed business combination. Information about ATII’s directors and officers is set forth in ATII’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Annual Report on Form 10-K”), which was filed with the SEC on March 4, 2026, and ATII’s other filings with the SEC. Additional information concerning the interests of ATII’s participants in the solicitation, which may, in some cases, be different than those of ATII’s shareholders generally, are set forth in the Registration Statement relating to the proposed business combination. These documents are available free of charge at the SEC’s web site at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking information about, among other topics, the proposed business combination. All statements, other than statements of present or historical fact, included in this Current Report on Form 8-K regarding the proposed business combination, ATII’s, Pubco’s and Forge Nano’s ability to consummate the proposed business combination, the benefits of the proposed business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management, are forward-looking statements. When used in this Current Report on Form 8-K, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the current expectations and assumptions of ATII’s, Pubco’s and Forge Nano’s management about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, ATII, Pubco and Forge Nano disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Current Report on Form 8-K.

ATII, Pubco and Forge Nano caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ATII, Pubco or Forge Nano. Risks and uncertainties include, among other things: (i) risks related to the occurrence of any event, change or other circumstances that could delay the proposed business combination or give rise to the termination of the agreements related thereto; (ii) risks related to the outcome of any legal proceedings that may be instituted against ATII, Pubco or Forge Nano following announcement of the transactions; (iii) risks related to the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of ATII, Pubco and Forge Nano, or other conditions to closing in the Merger Agreement; (iv) the risk that the proposed business combination disrupts ATII’s, Pubco’s or Forge Nano’s current plans and operations as a result of the announcement of the transactions; (v) risks related to Forge Nano’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Forge Nano to grow and manage growth profitably following the proposed business combination; (vi) risks related to costs related to the proposed business combination; (vii) risks related to changes in applicable laws or regulations; (viii) risks related to Forge Nano’s ability to successfully develop and deploy new technologies to address the needs of its customers; (ix) risks related to the effects of competition on Forge Nano’s business, financial condition and results of operations; (x) risks related to the availability and cost of the raw materials necessary for the production of Forge Nano’s products; (xi) risks related to Forge Nano’s ability to meet the specifications and requirements of its customers or adequately provide them with effective support and services; (xii) risks related to delays in the construction and operation of production facilities; (xiii) risks related to intellectual property infringement, data protection, and other losses; (xiv) risks related to the amount of redemption requests made by ATII’s public shareholders; (xv) risks related to the combined company’s ability to operate effectively as a public company, including its ability to implement controls and procedures required for public companies following the business combination; (xvi) risks related to changes in domestic and foreign business, market, financial, political and legal conditions; (xvii) risks related to the possibility that ATII, Pubco or Forge Nano may be adversely affected by other economic, business, and/or competitive factors; and (xviii) other risks discussed in ATII’s Annual Report on Form 10-K and that are presented in the Registration Statement. There may be additional risks that ATII, Pubco or Forge Nano presently do not know or that ATII, Pubco or Forge Nano currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of the risks or uncertainties described in this Current Report on Form 8-K, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed or implied in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in ATII’s periodic filings with the SEC, including ATII’s Annual Report on Form 10-K and the Registration Statement. These SEC filings are available free of charge on the SEC’s website at www.sec.gov.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of ATII, Pubco and Forge Nano described in the “Risk Factors” and “Forward-Looking Statements” sections of the Registration Statement and other documents filed or to be filed by any of them from time to time with the SEC, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ATII, Pubco and Forge Nano assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. None of ATII, Pubco or Forge Nano gives any assurance that it will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated July 14, 2026
99.2	Form of Subscription Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 14, 2026

ARCHIMEDES TECH SPAC PARTNERS II CO.

By:	/s/ Long Long
Name:	Long Long
Title:	Chief Executive Officer